Exhibit 17.1

New York August 19, 2005

To Dr. Max Link, the Chairman of the CTI Board of Directors

With this letter I resign effective immediately from the Board of Directors of CTIC.

My resignation is due to the denial by the Board of Directors of CTI to replace James Bianco with a more credible and reliable CEO in the interest of shareholders and the company.

I am also giving notice that I resign from any Executive role in the company. I am not seeking nor will I accept any severance payment, other than what is my right to receive according to the Italian law. This because I intend to retain in full my rights.

I recognise that by resigning I waive my rights to my CTI stock options and to any restricted shares.

I remain available to fulfil the notice period of three months, if required, as defined by the Italian law. This to ensure that a smooth transition of my duties is accomplished and also that a continuous support of key activities to complete xyotax NDA package is ensured.

With best personal regards.

/s/ Silvano Spinelli

Silvano Spinelli

Via Gondar 51

20052 Monza, Italy